U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital U.S. Realty
   69, route d'Esch
   L-1470 Luxembourg
2. Issuer Name and Ticker or Trading Symbol
   Storage USA, Inc.
   SUS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year*     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
Common Stock               |10/4/96|P   | |20,000             |A  |$33.00     |8,549,554         |I     |By Security Capital       |
                           |       |    | |                   |   |           |                  |      |Holdings S.A. (a wholly   |
                           |       |    | |                   |   |           |                  |      |owned subsidiary)         |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/8/96 |P   | |85,000            |A  |$33.25     |8,549,554         |I     |same as above             |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/9/96 |P   | |44,500            |A  |$33.25     |8,549,554         |I     |same as above             |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/9/96 |P   | |17,700            |A  |$33.125    |8,549,554         |I     |same as above             |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/11/96|P   | |12,500            |A  |$31.25     |8,549,554         |I     |same as above             |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/22/96|P   | |7,000             |A  |$34.00     |8,549,554         |I     |same as above             |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/22/96|P   | |25,000            |A  |$34.125    |8,549,554         |I     |same as above             |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |10/25/96|P   | |70,000            |A  |$34.75     |8,549,554         |I     |same as above             |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* Security Capital Holdings S.A. purchased shares of Common Stock of Storage USA, Inc. in open market transactions on the dates, in the amounts and for the per share prices listed in Table I above.

SIGNATURE OF REPORTING PERSON
/s/ Paul E. Szurek
DATE
Nov. 6, 1996